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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CVF Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 Millburn Avenue, Suite 208
(No. and Street)

Millburn	New Jersey	07041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Furman 973-564-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schreiber & Calvo, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

21 Harbor Park Drive N.,	Port Washington	New York	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2014
WASH, D.C.
191

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Mark Furman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CVF Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

OFFICIAL SEAL
MARIA FLIZACK
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires July 19, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CVF SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

(With Supplementary Information)

CVF SECURITIES, INC.

TABLE OF CONTENTS

	PAGE NUMBER
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2013:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTARY INFORMATION YEAR ENDED DECEMBER 31, 2013:	
Schedule of Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission	8

Schreiber & Calvo, CPA's PC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CVF Securities, Inc.
Millburn, NJ 07041

Gentlemen:

We have audited the accompanying financial statements of CVF Securities, Inc.(the "Company"), which comprise the statement of financial condition as at December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

5 Penn Plaza, 23rd Floor • New York, N.Y. 10001 • Tel: 212.643.3030 • Fax: 212.859
21 Harbor Park Drive N • Port Washington, NY 11050 • Tel: 516.484.8700 • Fax: 516.484.8770
www.schreiberandcalvo.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVF Securities, Inc. as at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 8, schedule of computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information contained on page 8, schedule of computation of net capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.

In our opinion, the supplementary information contained on page 8, schedule of computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

Schulz & Calvo, CPA's, P.C.

February 12, 2014

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS - Cash	$ 8,143
LIABILITIES AND STOCKHOLDER'S EQUITY:	
LIABILITIES - Due to related party	233
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 1,000 shares authorized, 10 shares issued and outstanding	1
Additional paid-in capital	9,899
Deficit	(1,990)
Total stockholder's equity	7,910
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,143

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

INCOME - Fee income	$ 112,200
EXPENSES:	
Management/consulting and other fees	101,260
Professional	5,892
Dues and registration	3,520
Insurance	433
Miscellaneous	30
Total	111,135
INCOME BEFORE INCOME TAXES	1,065
Income taxes	519
NET INCOME	$ 546

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock $.01 Par Value Shares	Common Stock $.01 Par Value Amount	Additional Paid-in Capital	Deficit	Total Stockholder's Equity
BALANCE - JANUARY 1, 2013	10	$ 1	$9,899	$ (2,536)	$ 7,364
Net income	-	-	-	546	546
BALANCE - DECEMBER 31, 2013	10	$ 1	$9,899	$ (1,990)	$ 7,910

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 546
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in due to related party	233
Total adjustments	233
Net cash provided by operating activities	779
NET INCREASE IN CASH	779
CASH - JANUARY 1, 2013	7,364
CASH - DECEMBER 31, 2013	$ 8,143
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for:	
Income taxes	$ 519

The accompanying notes are an integral part of these financial statements.

1. *NATURE OF BUSINESS*

<u>General</u> - CVF Securities, Inc. (the "Company") was formed on October 12, 1989, primarily to facilitate the placement of debt and equity securities by its clients and to engage in merger and acquisition services. The Company also provides related services including, but not limited to consulting and valuation services. The Company is registered as a broker-dealer with the Securities and Exchange Commission and FINRA (Financial Industry Regulatory Authority).

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

<u>Revenue Recognition</u> - Revenue is recognized as earned. Fees are recorded when all aspects of a proposed transaction are satisfied and the earnings process is complete, and is typically based on the amount of capital raised in the transaction.

<u>Use of Estimates</u> - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

<u>Income Taxes</u> - The Company files its income tax returns using the cash method of accounting. Generally accrual of expenses is the only temporary difference resulting from the use of this method rather than the accrual method as required by generally accepted accounting principles. At December 31, 2013, the Company has available net operating loss carryforwards of $16,197, which expire through the year 2031. The federal and state corporate tax returns are subject to examination by the applicable federal and state tax authorities for the years 2010 through 2012.

The deferred tax benefit attributable to the carryforwards amounting to approximately, $3,200 has been offset by a valuation allowance as ultimate realizability of the benefit is uncertain.

3. *ANTI- MONEY LAUNDERING PROGRAM*

The Company does not engage in the retail brokerage business and, as such, does not maintain any customer accounts, accept any customer or outside deposits or otherwise engage in any transactions, directly or indirectly, which would give rise to segregated or co-mingled accounts from, or with, outside parties. Additionally, the Company does not engage in trading activities or make investments of any kind, for itself or any outside parties, nor does it maintain any deposit accounts related thereto. Based upon the foregoing, management believes the Anti-Money Laundering requirements, as mandated, do not apply hereto. However, the Company maintains an Anti-Money Laundering Program in the event one is needed in the future. Despite the foregoing, the Company's sole bank account is actively monitored for suspicious activity and any unusual inflows or outflows. The activity in the Company's bank account is subjected annually to external review during the audit of the Company's financial statements, such audit being performed in accordance with generally accepted auditing standards. No deposits or payments were identified during that process that were not in the ordinary course of the Company's operations.

4. *NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $7,910, which was $3,143 in excess of its required net capital.

5. *ECONOMIC DEPENDENCY AND RISK*

During 2013, approximately, 22%, 21%, 13%, 13% and 11% of total fee income was earned from five customers, respectively.

The Company may periodically maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation insurance limit.

The Company markets its services nationally, the Company's customers are sensitive to swings in economic cycles and their financial requirements will vary accordingly.

6. *RELATED PARTY TRANSACTIONS*

The Company pays fees to VF Capital ("VF"), a related entity, for certain advisory and consulting services rendered by VF to the Company related to client transactions generating fee income to the Company. Additionally, to the extent that VF incurs any out of pocket expenses on behalf of the Company, the Company reimburses VF for such costs. Contractually, no advisory or consulting fees are payable to VF, in the event that the Company does not have any fee income and the Company shall not be liable to VF for any expenses, directly or indirectly incurred by VF on the Company's behalf under such conditions. Such fees and reimbursed costs amounted to $101,260 for the fiscal year ending December 31, 2013. Notwithstanding the preceding, the Company reimburses VF for office and occupancy costs at the rate of $200 per month. The amount of reimbursements due to VF at December 31, 2013 was $233.

7. *SUBSEQUENT EVENTS*

Management has evaluated subsequent events for the Company through February 12, 2014, the date these financial statements were available to be issued. No recognizable or reportable subsequent events effecting the Company were identified.

SUPPLEMENTARY INFORMATION

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

TOTAL STOCKHOLDER'S EQUITY AND NET CAPITAL	$ 7,910
Aggregate indebtedness	$ 233
Percentage of aggregate indebtedness to net capital	2.95%
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL OVER MINIMUM REQUIREMENT	$ 2,910

There were no material differences between the computation for determination of net capital as required under Rule 15c3-1 included in this report, and the computation included with the Company's unaudited FOCUS report as at December 31, 2013, as amended.

See Independent Auditors' Report.

Schreiber & Calvo, CPA's PC
Certified Public Accountants and Consultants

To the Board of Directors
CVF Securities, Inc.
Millburn, NJ 07041

Gentlemen:

In planning and performing our audit of the financial statements of CVF Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5 Penn Plaza, 23rd Floor • New York, N.Y. 10001 • Tel: 212.643.3030 • Fax: 212.859.7364
21 Harbor Park Drive N • Port Washington, NY 11050 • Tel: 516.484.8700 • Fax: 516.484.8770
www.schreiberandcalvo.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a Company the size of CVF Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schrieber & Calvo, CPA's, P.C.

Port Washington, New York
February 12, 2014